245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 31, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund II (the trust): File Nos. 033-20773 and 811-05511

Extended Market Index Portfolio
International Index Portfolio
Total Market Index Portfolio (the fund(s))

Post-Effective Amendment No. 74

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 74 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Extended Market Index Portfolio, International Index Portfolio, and Total Market Index Portfolio as new series’ of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the funds referenced above.

Please note that the cover page of the Prospectuses and SAI contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 16, 2018.  We request your comments by March 2, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group